SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

          On March 21, 2005, NUR Macroprinters Ltd. (the “Company”) issued a press describing certain events and developments including:

—     the execution of an agreement for the restructuring and rescheduling of its outstanding debt with its three lender banks, Bank Hapoalim B.M., Bank Leumi le Israel B.M. and Israel Discount Bank Ltd.;

—     the execution of an agreement between Inspire Investment Ltd. and the Company's lender banks;

—     the execution of an amendment to the definitive agreement with Inspire Investment Ltd.; and

—     the expected date of reporting earnings of fourth quarter and full Year 2004 results.

        The text of the press release is attached hereto as Exhibit 1.

        The following document is attached hereto and incorporated herein by reference:

Exhibit 1.	Press Release dated March 22, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

Date March 23, 2005

Exhibit Index

Exhibit 1.	Press Release Dated March 23, 2005